UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

AEROCENTURY CORP.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

007737109

(CUSIP Number)

12/31/98

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[X]	Rule 13d-1(b)

	[  ]	Rule 13d-1(c)

	[  ]	Rule 13d-1(d)
___________________

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act however, see the Notes).


1. NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE
PERSONS

	PINE CAPITAL MANAGEMENT, INC.
	94-3146402

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [  ]			(b)  [X]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

353 SACRAMENTO ST., 10TH FLR.
SAN FRANCISCO, CA  94111

5. SOLE VOTING POWER

0 shares

6. SHARED VOTING POWER

0 shares

7. SOLE DISPOSITIVE POWER

190,700 shares

8. SHARED DISPOSITIVE POWER

0 shares

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

190,700 shares

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES  [  ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.87%

12. TYPE OF REPORTING PERSON

IA




1. NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE
PERSONS

HOEFER & ARNETT INCORPORATED
94-2831518

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [  ]			(b)  [X]

3. SEC USE ONLY

4. CITZENSHIP OR PLACE OF ORGANIZATION

353 SACRAMENTO ST., 10TH FLR.
SAN FRANCISCO, CA  94111

5. SOLE VOTING POWER

0 shares

6. SHARED VOTING POWER

0 shares

7. SOLE DISPOSITIVE POWER

2,000 shares

8. SHARED DISPOSITIVE POWER

0 shares

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,000 shares

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES [  ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

 .12%

12. TYPE OF REPORTING PERSON

BD


This Schedule 13G, dated January 11, 1999, of Pine Capital
Management Incorporated and Hoefer & Arnett, Incorporated relates to the shares of Common Stock of AeroCentury Corp.

Item 1(a).	Name of Issuer:

Aerocentury Corp.

Item 1(b).	Address of Issuer's Principal Executive Offices:

1440 Chapin Ave., Suite 310, Burlingame, CA  94010

Item 2(a).	Name of Person Filing:

(a) Pine Capital Management, Inc.
(b) Hoefer & Arnett Incorporated

Item 2(b).	Address of Principal Business Offices or, if none,
Residence:

(a) 353 Sacramento St., 10th Fl., San Francisco, CA  94111
(b) 353 Sacramento St., 10th Fl., San Francisco, CA  94111

Item 2(c).	Citizenship:

	Not applicable

Item 2(d).	Title of Class of Securities:

	Common Stock

Item 2(e).	CUSIP Number:

	007737109

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:

(a)	[X]	Broker or dealer registered under Section 15 of
the Securities Exchange of 1934 (the "Act").

	(b)	[  ]	Bank as defined in Section 3(a)(6) of the Act.

	(c)	[  ]	Insurance Company as defined in Section 3(a)(19)
of the Act.

(d)	[  ]	Investment company registered under Section 8 of
the Investment Company Act of 1940.

	(e)	[X]	An investment advisor in accordance with
240.13d-1(b)(1)(ii)(E).

(f)	[  ]	An employee benefit plan or endowment fund in
accordance with 240.13d-1(b)(1)(ii)(F).

(g)	[  ]	A parent holding company or control person in
accordance with 240.13d-1(b)(1)(ii)(G).

(h)	[  ]	A savings association as defined in Section 3(b)
of the Federal Deposit Insurance Act.

(i)	[  ]	A church plan that is excluded from the
definition of an investment company under Section
3(c)(14) of the Investment Company Act of 1940.

(j)	[  ]	Group, in accordance with 240.13d-
1(b)(1)(ii)(J).

See Item 6.

If this statement is filed pursuant to 240.13d-1(c), check this box [ ].

Item 4.		Ownership:

	(a)	Amount beneficially owned:	192,700 shares

	(b)	Percent of class:	12%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:     0
shares

(ii) Shared power to vote or to direct the vote:	0
shares

(iii) Sole power to dispose or to direct the disposition of: 192,700 shares

(iv) Shared power to dispose or direct the disposition
of:     0 shares

Item 5.		Ownership of Five Percent or Less of a Class

	Not applicable

Item 6.		Ownership of More Than Five Percent on Behalf of
Another Person

	The securities as to which this Schedule 13G is filed by Pine Capital Management Incorporated, in its capacity as investment advisor, and Hoefer & Arnett, Incorporated, in its capacity as broker, are held for the accounts of clients of Pine Capital Management Incorporated and Hoefer & Arnett Incorporated. Pine Capital Management Incorporated holds such shares in a fiduciary capacity. Clients of Pine Capital Management Incorporated and Hoefer & Arnett Incorporated have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities. Hoefer & Arnett Incorporated does not have the power to vote, or to direct the voting of, such securities held by it in its capacity as broker. Pine Capital Management Incorporated and Hoefer & Arnett Incorporated are "affiliates" within the meaning of 17 C.F.R. 240.12b-2.

Item 7.	Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the
Parent Holding Company

	Not applicable

Item 8.		Identification and Classification of Members of
the Group

	Not applicable

Item 9.		Notice of Dissolution of Group

	Not applicable

Item 10.	Certification

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.


SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


PINE CAPITAL MANAGEMENT INCORPORATED

Date:		January 9, 1999		By:	/s/  Kevin Daly

							Kevin Daly, Secretary



HOEFER & ARNETT INCORPORATED

Date:		January 9, 1999		By:	/s/  Philip Economopoulos

							Philip Economopoulos,
Secretary


JOINT FILING AGREEMENT


In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on
Schedule 13G and all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement this 9th day of January, 1999.



PINE CAPITAL MANAGEMENT INCORPORATED

Date:		January 9, 1999		By:	/s/  Kevin Daly

							Kevin Daly, President



HOEFER & ARNETT INCORPORATED

Date:		January 9, 1999		By:	/s/  Philip Economopoulos

							Philip Economopoulos,
Secretary


Cusip No. 007737109	SCHEDULE 13G	Page 3 of 8